Filed Pursuant to Rule 433

Registration Statement No. 333-130534

January 27, 2006

FREE WRITING PROSPECTUS DATED JANUARY 27, 2006

$500,000,000 5.550% Senior Notes due 2016

$1,000,000,000 6.150% Senior Notes due 2036

This Free Writing Prospectus relates only to the securities described below and should only be read together with the Preliminary Prospectus Supplement dated January 25, 2006 and the Prospectus dated December 20, 2005 relating to these securities.

Issuer:	Teva Pharmaceutical Finance Company, LLC

Guarantor:	Teva Pharmaceutical Industries Limited

Maturity:	February 1, 2016 for the 2016 Notes February 1, 2036 for the 2036 Notes

Interest Rate:	5.550% for the 2016 Notes 6.150% for the 2036 Notes

Yield to Maturity:	5.569% for the 2016 Notes 6.151% for the 2036 Notes

Interest Payment Dates:	February 1 and August 1, beginning August 1, 2006 and at maturity

Public Offering Price:	99.856% of the principal amount in the case of the 2016 Notes 99.986% of the principal amount in the case of the 2036 Notes

Gross Proceeds to Issuer:	$499,280,000 in the case of the 2016 Notes $999,860,000 in the case of the 2036 Notes

Net Proceeds to Issuer (before expenses):

$497,030,000 in the case of the 2016 Notes

$991,110,000 in the case of the 2036 Notes

The Underwriters have agreed to reimburse the Issuer for certain expenses incurred in connection with the public offerings used to finance the acquisition of IVAX Corporation in an amount of $600,000

Ratings:	Baa2, with a stable outlook by Moody’s BBB, with a stable outlook by Standard & Poors

Trade Date:	January 27, 2006

Settlement Date (T+2):	January 31, 2006

Bookrunners:	Lehman Brothers Inc. Credit Suisse Securities (USA) LLC Citigroup Global Markets Inc.

Co-Managers:	Banc of America Securities LLC Merrill Lynch & Co.

Redemption:	The Issuer may redeem, in whole or in part, the notes of each series, at any time or from time to time, on at least 20 days’, but not more than 60 days’, prior notice. The notes will be redeemable at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed or (2) the sum of the present values of the Remaining Scheduled Payments discounted on a semiannual basis, at a rate equal to the sum of the Treasury Rate and 20 basis points with respect to the 2016 Notes and 30 basis points with respect to the 2036 Notes

CUSIP:	88163VAC3, in the case of the 2016 Notes 88163VAD1, in the case of the 2036 Notes

ISN Number:	US88163VAC37, in the case of the 2016 Notes US88163VAD10, in the case of the 2036 Notes

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 888-603-5847.

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